As filed with the Securities and Exchange Commission on January 17, 2003
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	04-3565120
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Address, including zip code, and telephone number, including area code of
Registrant’s principal executive offices)

Ron Zwanziger
Chairman, President, and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $.001 per share	346,438	(2)	$17.45	(3)	$6,045,343

Common Stock, par value $.001 per share	237,700		$15.19	(4)	$3,610,663

TOTAL	584,138		N/A		$9,656,006	$889

(1)
This registration statement also relates to an indeterminate number of shares of common stock of Inverness Medical Innovations, Inc. that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)
Represents the maximum number of shares of common stock of Inverness Medical Innovations, Inc. that are issuable upon conversion of the total outstanding principal amount of subordinated convertible promissory notes and 2,601 shares of common stock potentially issuable upon conversion of accrued but unpaid interest on the subordinated convertible promissory notes (assuming accrual of interest on the total outstanding principal amount at the current rate of 3% for one quarter).

(3)
Determined pursuant to Rule 457(g) under the Securities Act based on the conversion price of the subordinated convertible promissory notes pursuant to which the shares of common stock are issuable. The use of Rule 457(g) to calculate the registration fee does not constitute an admission that any of the selling stockholders are, or may be deemed to be, underwriters.

(4)
Determined pursuant to Rule 457(c) and (g) under the Securities Act based on the average of the high and low sales prices for Inverness’ common stock on January 10, 2003 as reported on the American Stock Exchange. The use of Rule 457(g) to calculate the registration fee does not constitute an admission that any of the selling stockholders are, or may be deemed to be, underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 17, 2003

PROSPECTUS

584,138 Shares

INVERNESS MEDICAL INNOVATIONS, INC.

Common Stock
(par value $0.001 per share)

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 584,138 shares of common stock of Inverness Medical Innovations, Inc. The shares include up to (1) 346,438 shares of common stock issuable upon the conversion of the outstanding principal amount of subordinated convertible promissory notes and accrued but unpaid interest thereon and (2) 237,700 shares of common stock issuable upon the exercise of warrants. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the subordinated convertible promissory notes and a portion of the warrants. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders, but we are bearing the expenses of registration.

Our common stock is listed on the American Stock Exchange under the symbol “IMA.” On January 16, 2003, the last reported sale price of our common stock on the American Stock Exchange was $15.80.

See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2003

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein is correct as of any time subsequent to the date hereof.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to invest in our common stock.

This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 17 of this prospectus. You should also carefully consider the various risk factors beginning on page 3 of this prospectus, which risk factors may cause our actual results to differ materially from those indicated by such forward-looking statements. You should not place undue reliance on our forward-looking statements.

Unless the context otherwise requires, all references to “we,” “us,” “our company” or “the Company” in this prospectus refer collectively to Inverness Medical Innovations, Inc., a Delaware corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

About Inverness Medical Innovations, Inc.

We develop, manufacture and market consumer healthcare products, including self-test diagnostic products for the women’s health market and vitamins and nutritional supplements. We also manufacture and distribute a wide variety of clinical diagnostic products for use by medical and laboratory professionals. Our consumer self-test diagnostic products allow a wide variety of individuals to obtain accurate information regarding various medical conditions on a confidential, non-prescription basis, without the expense, inconvenience and delay associated with physician visits or laboratory testing. This information gives individuals greater control over their health and their lives, allowing them to make informed decisions and take action to protect their health, alone or in consultation with healthcare professionals. Our nutritional supplements also provide individuals with the ability to better manage their own health. Our existing self-test products are targeted at the women’s health market, one of the largest existing markets for self-care diagnostics, and include home pregnancy detection tests and home ovulation prediction tests. We sell a wide variety of vitamins and nutritional supplements.

Inverness Medical Innovations, Inc. is a Delaware corporation. Our principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453 and our telephone number is (781) 647-3900. Our website is http://www.invernessmedical.com. Our common stock is listed on the American Stock Exchange under the symbol “IMA.”

Recent Developments

Pending Merger with Ostex International, Inc.

On September 6, 2002, we entered into an agreement and plan of merger with Ostex International, Inc. to acquire Ostex. Ostex develops and commercializes osteoporosis diagnostic products. The pending acquisition of Ostex is subject to several closing conditions, including approval of the merger agreement governing the acquisition by Ostex’s shareholders and our receipt of any necessary consents with respect to the transactions contemplated by the merger agreement required under any of our material loan agreements. Currently, Inverness has been unable to obtain a necessary consent under its material loan agreements. As a result, Inverness and Ostex are discussing possible changes to the terms of the merger agreement entered into on September 6, 2002, including a reduction in the consideration to be paid by Inverness under the existing merger agreement, which may increase the likelihood of obtaining the consent. Under the existing merger agreement, at the effective time of the merger, each outstanding share of Ostex common stock was to be converted into the right to receive a number of shares of our common stock equal to a conversion ratio that was to be calculated by dividing 2.3 million by the sum of (1) the total number of shares of Ostex common stock outstanding immediately prior to the effective time of the merger; and (2) the total number of shares of Ostex common stock subject to outstanding stock options and warrants that we were to assume in the merger. There can be no assurance that our acquisition of Ostex will occur.

Preliminary Injunction against Pfizer

On December 19, 2002, the United States District Court for the District of New Jersey entered an order granting our motion for a preliminary injunction against Pfizer, Inc., based on a finding that Pfizer’s e.p.t.™ pregnancy tests, as manufactured by ABI, a subsidiary of Apogent, Inc., likely infringe U.S. Patent No. 6,352,862. The Court also found that Pfizer raised no substantial questions as to the validity or enforceability of the patent. The Court’s order precludes Pfizer from selling the ABI version of its e.p.t.™ pregnancy tests, effective upon posting of a bond, which we have posted. The Court further denied Pfizer’s request for a stay of the injunction pending appeal, which Pfizer has since filed. Pfizer has represented to the Court that it is in the process of replacing the ABI version of its e.p.t.™ pregnancy tests with an alternative version of the product. We have alleged that the replacement version of the product infringes the same patent. The Court has scheduled a further hearing on the issue of whether sale of Pfizer’s new version of its e.p.t.™ pregnancy tests should also be preliminarily enjoined.

The Offering

This prospectus relates to up to 584,138 shares of our common stock that may be offered for sale by the selling stockholders. The shares include up to (1) 346,438 shares of common stock issuable upon the conversion of the outstanding principal amount of subordinated convertible promissory notes and accrued but unpaid interest thereon, and (2) 237,700 shares of common stock issuable upon the exercise of warrants. We are registering the common stock covered by this prospectus primarily in order to fulfill our contractual obligations to do so, which we undertook at the time of the original issuance of the convertible promissory notes and a portion of the warrants. Registration of the common stock does not necessarily mean that all or any portion of such stock will be offered for sale by the selling stockholders.

We have agreed to bear the expenses of the registration of the common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any common stock offered under this prospectus.

Plan of Distribution

The selling stockholders may sell the securities through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the securities may be effected in one or more transactions at market prices then prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See “Plan of Distribution” beginning on page 27.

RISK FACTORS

There are various risks, including those described below, which may materially impact your investment in our company or may in the future, and, in some cases already do, materially affect us and our business, financial condition and results of operations. You should consider carefully these factors with respect to your investment in our securities. This section includes or refers to certain forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements on page 17 of this prospectus.

Our business has substantial indebtedness which could result in adverse consequences for us.

As of December 31, 2002, we had approximately $105.6 million of outstanding indebtedness under our credit facilities and other debt-related instruments. This substantial level of debt affects our future operations in several important ways, including the following:

•	our ability to obtain additional financing may be impaired;

•
our flexibility to adjust to market conditions is limited, leaving us vulnerable in a downturn in general economic conditions or in our business and less able to plan for, or react to, changes in our business and the industries in which we operate;

•
we may need to use a large portion of our cash flow from operations to pay principal and interest on our indebtedness, which would reduce the amount of cash available to finance our operations and other business activities and may require us, in order to meet our debt service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities including acquisitions, research and development projects or product design enhancements; and

•	we may be at a competitive disadvantage compared to our competitors that have less debt.

Furthermore, we cannot assure you that our cash flow from operations and capital resources will be sufficient to pay our indebtedness. If our cash flow and capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance our debt or seek additional equity capital.

Additionally, the agreements governing our indebtedness subject us to various restrictions on our ability to engage in certain activities, including, among other things, our ability to:

•	incur additional indebtedness;

•	acquire other businesses;

•	make investments;

•	make loans to or extend credit for the benefit of third parties or our subsidiaries;

•	raise additional capital;

•	make capital or finance lease expenditures; and

•	dispose of or encumber assets.

These restrictions may limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in the best interests of our stockholders.

Our credit facilities contain certain financial covenants that we may not satisfy which, if not satisfied, could result in the acceleration of the amounts due under our credit facilities and the limitation of our ability to borrow additional funds in the future.

As of December 31, 2002, we had approximately $64.7 million of outstanding indebtedness under our various credit facilities, substantially all of which was owed to General Electric Capital Corporation, Keybank

National Association, The Royal Bank of Scotland Plc and Congress Financial Corporation. The agreements governing these various credit facilities subject us to various financial and other covenants with which we must comply on an ongoing or periodic basis. These include covenants pertaining to fixed charge coverage, capital expenditure, various leverage ratios, minimum EBITDA, total net worth and minimum cash requirement. If we violate any of these covenants, there may be a material adverse effect on us. Most notably, our outstanding debt under one or more of our credit facilities could become immediately due and our ability to borrow additional funds in the future may be limited.

Rising interest rates would increase our interest costs and reduce our earnings.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which would adversely affect our earnings, cash flow and our ability to service debt.

Non-competition obligations and other restrictions will limit our ability to take full advantage of our management team, the technology we own or license and our research and development capabilities.

Members of our management team have had significant experience in the diabetes field. In addition, technology we own or license may have potential applications to this field and our research and development capabilities could be applied to this field. However, in conjunction with our split-off from Inverness Medical Technology, Inc., or IMT, we agreed in the post-closing covenants agreement not to compete with IMT and Johnson & Johnson in the field of diabetes. In addition, Mr. Ron Zwanziger, our Chairman, President and Chief Executive Officer, and two of our senior scientists, Dr. David Scott and Dr. Jerry McAleer, have entered into consulting agreements with IMT that impose similar restrictions. Further, our license agreement with IMT prevents us from using any of the licensed technology in the field of diabetes. As a result of these restrictions, we cannot pursue opportunities in the field of diabetes.

You are unlikely to be able to exercise effective remedies against Arthur Anderson LLP, our former independent public accountants.

Although we have dismissed Arthur Andersen LLP as our independent public accountants and have engaged Ernst & Young LLP, the following financial statements incorporated by reference into this prospectus were audited by Arthur Andersen:

•	the consolidated financial statements of Inverness as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001; and

•
the financial statements of the Unipath Division of Unilever plc as of November 30, 2001 and December 31, 2000, and for the eleven months ended November 30, 2001 and each of the two years in the period ended December 31, 2000.

On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this document, and the requirement to file its consent has been dispensed with in reliance on Rule 437a under the Securities Act of 1933, as amended. Because Arthur Andersen has not consented to the inclusion of its report in this document, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

Our acquisitions of the Unipath business, IVC Industries, Inc. and Wampole may not be profitable or successfully integrated and may result in significant charges against earnings.

On December 20, 2001, we acquired the Unipath business from Unilever and certain affiliated entities. On March 19, 2002, we acquired IVC Industries, Inc. On September 20, 2002, we acquired the Wampole Division of MedPointe Inc. The value of the Unipath business, IVC or Wampole to us may not be greater than or equal to their purchase prices. Further, we cannot guarantee that we will realize any of the benefits or strategic objectives we are seeking to obtain by acquiring the Unipath business, IVC or Wampole. In connection with the accounting for the acquisitions of the Unipath business and Wampole, we have recorded a significant amount of intangible assets. Under Statement of Financial Accounting Standards No. 142, or SFAS No. 142, Goodwill and Other Intangible Assets, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect our results of operations in future periods.

We may not be able to complete our pending acquisition of Ostex International, Inc., in which case we will have incurred substantial expenses without realizing the expected benefits

Our pending acquisition of Ostex International, Inc., or Ostex, is subject to several closing conditions, including approval of the merger agreement governing the acquisition by Ostex’s shareholders and our receipt of any necessary consents with respect to the transactions contemplated by the merger agreement required under any of our material loan agreements. Currently, Inverness has not been able to obtain a necessary consent under its material loan agreements. As a result, Inverness and Ostex are discussing possible changes to the terms of the merger agreement entered into on September 6, 2002, including a reduction in the consideration to be paid by Inverness under the existing merger agreement, which may increase the likelihood of obtaining this consent. There can be no assurance that Inverness and Ostex will sign an amendment to the existing merger agreement or that, even if they do, Inverness will be able to obtain the necessary consents under its material loan agreements. As a result, there is no assurance that the acquisition will occur. If the acquisition does not occur, we expect to incur approximately $1.25 million to $1.75 million in acquisition related expenses. These expenses may have a material adverse impact on our results of operations and financial condition because we will not have realized the expected benefits of the acquisition of Ostex.

If our pending acquisition of Ostex is completed, integration of operations may be difficult and may lead to adverse effects.

The success of our pending acquisition of Ostex, if it is completed, will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating Ostex’s business with our business. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of Ostex. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include among others:

•	consolidating manufacturing, research and development operations;

•	coordinating sales, distribution and marketing functions;

•	preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships of Ostex;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

We may not accomplish this integration smoothly or successfully. The diversion of the attention of our management from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the acquisition and adversely affect our other businesses.

We expect to record a significant amount of goodwill and other intangible assets in connection with our pending acquisition of Ostex, which may result in significant future charges against earnings if the goodwill and other intangible assets become impaired.

In connection with the accounting for the pending acquisition of Ostex, we expect to record a significant amount of goodwill and other intangible assets. Under SFAS No. 142, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect our results of operations in future periods.

We could experience significant manufacturing delays, disruptions to our ongoing research and development and increased production costs if Unilever is unable to successfully assign or sublease to us the lease for the primary operating facility of the Unipath business which is located in Bedford, England.

The primary operating facility of the Unipath business that we acquired from Unilever is located in Bedford, England. The Bedford facility is a multi-purpose facility that is registered with the U.S. Food and Drug Administration, contains state-of-the-art research laboratories and is equipped with specialized manufacturing equipment. This facility currently provides the manufacturing for the Unipath business that we acquired last year, serves as our research and development center and serves as the administrative center for our European operations. We are currently using the Bedford facility pursuant to an agreement with Unilever entered into in connection with our acquisition of the Unipath business. Unilever currently leases this facility from a third party landlord. Pursuant to the terms of Unilever’s lease, however, Unilever is not permitted to assign the lease or sublet the Bedford facility without obtaining the prior written consent of the landlord (which consent may not be unreasonably withheld). The landlord has indicated that it will not consent to an assignment of the lease to us. We, Unilever and the landlord are currently negotiating the terms of a sublease. The terms of our acquisition of the Unipath business obligate Unilever to use reasonable endeavors to obtain the landlord’s consent to assignment or to a sublease of the facility and, if necessary, to pursue the assignment or sublease through the courts. There are no assurances that Unilever will be successful in obtaining the landlord’s consent to assignment of the lease to us or to a sublease to us. If Unilever is unable to successfully acquire such consent or otherwise enable us to realize the benefit of our lease of the Bedford facility, we may be forced to renegotiate a lease of the Bedford facility on substantially less favorable terms or seek alternative means of producing our products, conducting our research and housing our European administrative staff. In either case, we may experience manufacturing delays and disruptions to our ongoing research and development while we are resolving these issues and increased production costs in the future. Additionally, there are no assurances that we will be able to renegotiate a lease for the Bedford facility on terms that are acceptable to us or find an acceptable replacement for this facility. Any one or more of these events may have a material adverse effect on us.

If we choose to acquire or invest in new and complementary businesses, products or technologies instead of developing them ourselves, these acquisitions or investments could disrupt our business and, depending on how we finance these acquisitions or investments, could result in significant dilution to our existing stockholders.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time we may seek to acquire or invest in businesses, products or technologies instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

•	the inability to complete the acquisition or investment;

•	disruption of our ongoing businesses and diversion of management attention;

•	difficulties in integrating the acquired entities, products or technologies;

•	difficulties in operating the acquired business profitably;

•	the inability to achieve anticipated cost savings;

•	potential loss of key employees, particularly those of the acquired business;

•	difficulties in transitioning key customer, distributor and supplier relationships;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	unanticipated costs.

In addition, any future acquisitions or investments may result in:

•	dilutive issuances of equity securities, which may be sold at a discount to market price;

•	use of significant amounts of cash;

•	the incurrence of debt;

•	the assumption of liabilities;

•	unfavorable financing terms;

•	large one-time expenses; and

•	the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Any of these factors could materially harm our business or our operating results.

Manufacturing problems or delays could severely affect our business.

We produce most of our consumer products in our manufacturing facilities located in New Jersey, Bedford, England and Galway, Ireland and our clinical diagnostic tests in our manufacturing facilities located in Bedford, England and Yavne, Israel. Our production processes are complex and require specialized and expensive equipment. Replacement parts for our specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. We also rely on third parties to supply production materials and in some cases there may not be alternative sources immediately available. In addition, we rely on third parties to manufacture most of our recently acquired Wampole lines of products. Any event impacting our manufacturing facilities, our manufacturing systems or equipment, or our contract manufacturers or suppliers could delay or suspend shipments of products, or could result in the delivery of inferior products. Our revenues from the affected products would decline until such time as we were able to restore our production processes or put in place alternative contract manufacturers or suppliers. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies.

If we fail to meet strict regulatory requirements, we could be required to pay fines or even close our facilities.

Our facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of European and other foreign governments, as well as the United States Food and Drug Administration, or the FDA, and, to a lesser extent, the United States Drug Enforcement Agency, or the DEA, and local health agencies. These regulatory agencies may conduct periodic inspections of our facilities to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we fail to comply with the appropriate regulatory standards, it may impose fines on us or if such a regulatory agency determines that our non-compliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. These regulatory agencies may also impose new or enhanced standards that would increase our costs as well as the risks associated with non-compliance. For example, we anticipate that the FDA may soon finalize and implement “good manufacturing practice,” or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While our manufacturing facilities for nutritional supplements have been subjected to, and passed, third party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If we deliver products with defects, our credibility may be harmed, market acceptance of our products may decrease and we may be exposed to liability in excess of our product liability insurance coverage.

The manufacturing and marketing of consumer and clinical diagnostic products involve an inherent risk of product liability claims. In addition, our product development and production are extremely complex and could expose our products to defects. Any defects could harm our credibility and decrease market acceptance of our products. In addition, our marketing of vitamins and nutritional supplements may cause us to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. In the event that we are held liable for a claim for which we are not indemnified, or for damages exceeding the limits of our insurance coverage, that claim could materially damage our business and our financial condition.

Sales of our branded nutritional supplements have declined each year since 1998 due to the maturity of the market segments they serve and the age of that product line and we may experience further declines in sales of those products.

Sales of our branded nutritional products have declined each year since 1998 until the year 2002 when they increased slightly as compared to 2001. We believe that those products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The age of this product line means that we are subject to future distribution loss for under-performing brands, while our opportunities for new distribution on the existing product lines are limited. Despite the slight increase in sales seen during 2002, we do not expect significant sales growth of our existing branded nutritional products and we may experience further declines in sales of those products in the future.

The vitamin and nutritional supplements market is subject to significant fluctuations based upon media attention and new developments.

Most growth in the vitamin and nutritional supplement industry is attributed to new products that generate attention in the marketplace. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also impact individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of our vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of our vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively impact the profitability of our vitamin and nutritional supplements business.

We market our Orgenics clinical diagnostic products to small and medium sized customers in more than 90 countries at considerable cost that reduces the operating margins in our Orgenics clinical diagnostics business.

Because small and medium sized laboratories are the principal customers of our Orgenics clinical diagnostic products, we sell these products worldwide in order to maintain sufficient sales volume. Our Orgenics clinical diagnostic products are marketed in more than 90 countries, including many third world and developing nations where smaller laboratories are the norm, where more expensive technologies are not affordable and where infectious diseases are often more prevalent. This worldwide sales strategy is expensive and results in lower margins than would be possible if we could generate sufficient sales volume by operating in fewer markets.

We could suffer monetary damages, incur substantial costs or be prevented from using technologies important to our products as a result of a number of pending legal proceedings.

We are involved in various legal proceedings arising out of our consumer diagnostics, nutritional supplements and clinical diagnostics business. The current material legal proceedings are:

•
a lawsuit by Abbott Laboratories against us and Princeton BioMeditech Corporation (referred to as PBM), which manufactured products for our consumer diagnostics business while we were part of IMT, claiming, among other things, that some of our products relating to pregnancy detection and ovulation prediction infringe patents to which Abbott asserts it is the exclusive licensee;

•
a counterclaim by PBM against us in a patent infringement suit maintained by our subsidiaries, Inverness Medical Switzerland GmbH and Unipath Diagnostics, Inc., against PBM et. al. in which PBM alleges that we have breached various obligations to PBM arising out of its joint venture with us and have attempted to monopolize the market for home pregnancy tests; and

•
an action brought by 68 consumers in London alleging defects in our Persona contraceptive device leading to unwanted pregnancies. Any liability in this matter is fully covered by separate insurance provided by Unilever in connection with our acquisition of the Unipath business.

Because the above claims each seek damages and reimbursement for costs and expenses without specific amounts, we are unable to assess the probable outcome of or potential liability arising from the lawsuits.

In connection with our split-off from IMT, we agreed to assume, to the extent permitted by law, and indemnify IMT for, all liabilities arising out of the women’s health, nutritional supplements and clinical diagnostics businesses before or after the split-off to the extent such liabilities are not otherwise retained by IMT. Through our acquisitions of the Unipath business, IVC and Wampole, we also assumed or acquired substantially all of the liabilities of those businesses. We are unable to assess the materiality or costs associated with these lawsuits at this time. We cannot assure you that these lawsuits or any future lawsuits relating to our businesses will not have a material adverse effect on us.

The profitability of our consumer products businesses may suffer if we are unable to establish and maintain close working relationships with our customers.

Our consumer products businesses rely to a great extent on close working relationships with our customers rather than long-term exclusive contractual arrangements. Customer concentration in these businesses is high, especially in our private label nutritional supplements business. In addition, customers of our branded and private label consumer products businesses purchase products through purchase orders only and are not obligated to make future purchases. For these reasons, the loss of a major customer and the failure to generate new accounts could significantly reduce our revenues or prevent us from achieving projected growth.

Our private label nutritional supplements business is a low margin business susceptible to changes in costs and pricing pressures.

Our private label nutritional supplements business operates on low profit margins. Changes in raw material cost can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, we do not have long-term supply contracts for our required raw materials and, as a result, our costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that our ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product by product basis. The internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where mass merchandisers will auction off the right to manufacture a particular product to the lowest, often anonymous bidder.

Retailer consolidation poses a threat to existing retailer relationships and can result in lost revenue.

Recent years have witnessed rapid consolidation within the mass retail industry. Drug store chains, grocery stores and mass merchandisers, the primary purchasers of our consumer diagnostic products and vitamins and nutritional supplements, have all been subject to this trend. Because these customers purchase through purchase orders, consolidation can interfere with existing retailer relationships, especially private label relationships, and result in the loss of major customers and significant revenue streams.

Our financial condition or results of operations may be adversely affected by international business risks.

A significant number of our employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States subjects us to numerous risks, including:

•	increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

•	decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

•	lower productivity resulting from difficulties managing our sales, support and research and development operations across many countries;

•	lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

•	lost revenues resulting from the imposition by foreign governments of trade protection measures; and

•	higher cost of sales resulting from import or export licensing requirements.

Because our business relies heavily on foreign operations and, to a lesser extent, foreign sales, changes in foreign currency exchange rates and our ability to convert currencies may negatively affect our financial condition and results of operations.

Our business relies heavily on our foreign operations. Three of our manufacturing facilities are outside the United States, in Bedford, England, Galway, Ireland and Yavne, Israel. Our wholly-owned subsidiary, Orgenics, has always made substantially all of its sales outside of the United States. Our acquisitions of the Unipath business and IVC increased our reliance on foreign operations. The Unipath business generated approximately 70% of its net product sales outside of the United States during 2001 and IVC generated almost 14% of its net product sales outside of the United States during its fiscal year ended July 31, 2001. Because of our foreign operations and foreign sales, we face exposure to movements in foreign currency exchange rates. Our primary exposures are related to the operations of our European subsidiaries. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could impact actual cash flow.

Our Orgenics subsidiary is located in Israel, and its operations could be negatively affected due to military or political tensions in the Middle East.

Our wholly-owned subsidiary, Orgenics, which develops, manufactures and sells certain of our clinical diagnostic products, is incorporated under the laws of the State of Israel. The administrative offices and development and manufacturing operations of our Orgenics business are located in Yavne, Israel. Although most of Orgenics’s sales currently are to customers outside of Israel, political, economic and military conditions in

Israel could nevertheless directly affect its operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite its history of avoiding adverse effects, our Orgenics business could be adversely affected by any major hostilities involving Israel, including the current armed conflict with the Palestinian authority or any potential armed conflict with Iraq.

Intense competition could reduce our market share or limit our ability to increase market share, which could impair the sales of our products and harm our financial performance.

The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes both our consumer diagnostics and clinical diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Our competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Our future success depends upon maintaining a competitive position in the development of products and technologies in our areas of focus. Competitors may be more successful in:

•	developing technologies and products that are more effective than our products or that render our technologies or products obsolete or noncompetitive;

•	obtaining patent protection or other intellectual property rights that would prevent us from developing our potential products; or

•	obtaining regulatory approval for the commercialization of their products more rapidly or effectively than we are in doing so.

Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for our consumer diagnostics business in certain foreign jurisdictions. In addition, many of our existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. As most of these companies are privately held, we are unable to obtain the information necessary to assess precisely the size and success of these competitors. However, we believe that a number of our competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than we are and have greater financial resources.

The rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market.

Our success will depend in part on our ability to develop or acquire commercially valuable patent rights and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. The degree of future protection for our proprietary rights is uncertain.

The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents which are issued may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our customers may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us or our customers;

•	patents issued to other companies may harm our ability to do business; and

•	other companies may design around technologies we have licensed or developed.

In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Despite our efforts to protect our intellectual property, our competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

Claims by other companies that our products infringe on their proprietary rights could adversely affect our ability to sell our products and increase our costs.

Substantial litigation over intellectual property rights exists in both the consumer and clinical diagnostic industries. We expect that our products and products in these industries may increasingly be subject to third party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which our products or technology may infringe. Any of these third parties might make a claim of infringement against us. Any litigation could result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays, require us to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement was made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenue may decrease and we could be exposed to legal actions by our customers.

We have initiated, and may need to further initiate, lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Currently, we have initiated a number of lawsuits against competitors who we believe to be selling products that infringe our proprietary rights. These current lawsuits and any other lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, our stock price could decline.

We may be unable to hire, retain or motivate key personnel, upon whom the success of our business will depend.

We are highly dependent upon certain members of our management and scientific staff, particularly Mr. Ron Zwanziger, Dr. David Scott and Dr. Jerry McAleer. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel. We face significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We may fail to retain our key employees. We will rely on certain key personnel of our recently acquired Wampole business to assist with the successful integration of that business. Further, we may fail to attract, assimilate, retain or train other needed qualified employees in the future. We do not have employment agreements with all of our key employees. The loss of any of our key employees, including our scientists, may impact or disrupt our sales and marketing activities, our research and development efforts, our integration efforts, our capital-raising ability or our administrative functions.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability could have a significant negative impact on our financial condition.

Our operating results may fluctuate due to various factors and as a result period-to-period comparisons of our results of operations will not necessarily be meaningful.

Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

•	the timing of new product announcements and introductions by us and our competitors;

•	market acceptance of new or enhanced versions of our products;

•	changes in manufacturing costs or other expenses;

•	competitive pricing pressures;

•	the gain or loss of significant distribution outlets or customers;

•	the availability and extent of reimbursement for our products;

•	increased research and development expenses;

•	the timing of any future acquisitions;

•	general economic conditions; or

•	general stock market conditions or other economic or external factors.

Our stock price may fluctuate significantly and stockholders who buy or sell our common stock may lose all or part of the value of their investment, depending on the price of our common stock from time to time.

Our common stock has only been listed on the American Stock Exchange since November 23, 2001. Because we have been listed for only a short period of time, we cannot assure you that an active trading market in our common stock will develop or be sustained in the future. Our common stock may experience volatility until trading values become established. As a result, it could be difficult to make purchases or sales of our common stock in the market at any particular time.

IMT stockholders immediately prior to the split-off became stockholders of our company immediately after the split-off. Some stockholders who received our common stock in the split-off may decide that they do not want to maintain an investment in a company involved primarily in consumer and clinical diagnostic products and vitamins and nutritional supplements or in a public company that has a limited track record as a stand-alone company. If these stockholders decide to sell all or some of their shares or if the market perceives that those sales could occur, the trading value of your shares may decline. In addition, because we are a newly traded company with a limited market capitalization, we are followed by only a few market analysts and a portion of the investment community. Limited trading of our common stock may therefore make it more difficult for you to sell your shares.

In addition, our share price may be volatile due to our operating results, as well as factors beyond our control. It is possible that in some future periods the results of our operations will be below the expectations of the public market. In any such event, the market price of our common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our operating performance. The market price of our common stock may be highly volatile and may be affected by factors such as:

•	our quarterly and annual operating results, including our failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

•	changes in general conditions in the economy, the financial markets or the health care industry;

•	government regulation in the health care industry;

•	changes in other areas such as tax laws;

•	sales of substantial amounts of common stock or the perception that such sales could occur;

•	changes in investor perception of our industry, our businesses or our prospects;

•	the loss of key employees, officers or directors; or

•	other developments affecting us or our competitors.

The holders of our Series A Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of December 31, 2002, there were 323,060 shares of our Series A Preferred Stock outstanding. Pursuant to the terms of the certificate of designation creating our Series A Preferred Stock, upon a liquidation or a deemed liquidation of our company, the holders of the shares of our Series A Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $30 per share of our Series A Preferred Stock (or $40.50 per share in certain circumstances), plus the amount of any dividends that have accrued on those shares, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting our Series A Preferred Stock. Dividends accrue on the shares of our Series A Preferred Stock at the rate of up to $2.10 per share per annum based on the percentage of trading days on which the closing market price of our common stock is less than $15.00. As a result of these terms, the holders of our common stock may be disproportionately affected by any reduction in the value of our assets or fluctuations in the market price of our common stock.

The ability of our stockholders to control our policies and effect a change of control of our company is limited, which may not be in your best interests.

There are provisions in our certificate of incorporation and bylaws which may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

•
our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire; and

•
our certificate of incorporation authorizes our board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of our stock. Finally, the board of directors may in the future adopt other protective measures, such as a stockholder rights plan, which could delay, deter or prevent a change of control.

Because we do not intend to pay dividends on our common stock, you will benefit from an investment in our common stock only if it appreciates in value.

We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends on our common stock in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

Our historical financial information relating to periods beginning prior to our split-off from Inverness Medical Technology, Inc. on November 21, 2001 may not be representative of our results as a separate company.

On November 21, 2001, we were split-off from Inverness Medical Technology, Inc., or IMT, and became an independent, publicly owned company as part of a transaction by which IMT was acquired by Johnson & Johnson. Prior to that time, we had been a majority owned subsidiary of IMT, and the businesses that we acquired in connection with the restructuring that preceded the split-off represented approximately 20% of IMT’s net product sales during the calendar quarter concluded immediately prior to the split-off. The historical financial information relating to any periods beginning prior to November 21, 2001 included in our reports filed with the Securities and Exchange Commission report on time periods prior to the split-off and reflect the operating history of our businesses when we were a part of IMT. As a result, the financial information may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during those periods. This financial information also may not reflect what our results of operations, financial position and cash flows will be in the future. This is not only related to the various risks associated with the fact that we have not been a stand-alone company for a long period of time, but also because:

•	various adjustments and allocations have been made to produce these financial statements because IMT did not account for us as a single stand-alone business for those periods presented; and

•
the information, to the extent it does not report on a period ending on or after November 21, 2001, does not reflect many significant changes that occurred in our financial condition, capital structure and operations as a result of our separation from IMT.

The adjustments and allocations we made in preparing the financial information for any periods beginning prior to November 21, 2001, may not appropriately reflect our operations during those periods as if we had operated as a stand-alone company.

We are obligated to indemnify IMT and others for liabilities which could require us to pay IMT amounts that we may not have.

The restructuring agreement, post-closing covenants agreement and related agreements entered into in connection with the split-off and merger transaction with Johnson & Johnson provide that we will indemnify IMT and other related persons for specified liabilities related to our businesses, statements in the proxy statement/prospectus issued in connection with the split-off and merger about our businesses and breaches of our obligations under the restructuring agreement, post-closing covenants agreement and related agreements.

In addition, under our tax allocation agreement with IMT and Johnson & Johnson, we will indemnify Johnson & Johnson and IMT for any unpaid tax liabilities attributable to the pre-split-off operation of our consumer diagnostics, vitamins and nutritional supplements and clinical diagnostics businesses.

While no claims for indemnification have yet been made, and may never be made, we are unable to predict the amount, if any, that may be required for us to satisfy our indemnification obligations under these agreements. However, if claims are made for indemnification and we are liable for such claims, the amount could be substantial. In such an event, we may not have sufficient funds available to satisfy our potential indemnification obligations. In addition, we may be unable to obtain the funds on terms satisfactory to us, if at all. If we are unable to obtain the necessary funds, we will need to consider other alternatives, including sales of assets, to raise necessary funds.

SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. There may be events in the future that we are not able to predict accurately or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution investors that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those we discuss in this prospectus. These differences may be the result of various factors, including those factors described in the “Risk Factors” section of this prospectus and other risk factors identified from time to time in our periodic filings with the Securities and Exchange Commission. Some important additional factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are as follows:

•	economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, and the potential effect of such fluctuations on revenues, expenses and resulting margins;

•	competitive factors, including technological advances achieved and patents attained by competitors and generic competition;

•
domestic and foreign healthcare changes resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally;

•
government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products and licensing;

•
manufacturing interruptions, delays or capacity constraints or lack of availability of alternative sources for components for our products, including our ability to successfully maintain relationships with suppliers, or to put in place alternative suppliers on terms that are acceptable to us;

•
difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, gain and maintain market approval of products and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights which can preclude or delay commercialization of a product;

•	significant litigation adverse to us including product liability claims, patent infringement claims and antitrust claims;

•	product efficacy or safety concerns resulting in product recalls or declining sales;

•
the impact of business combinations, including acquisitions and divestitures, such as our pending acquisition of Ostex International, Inc., and organizational restructurings consistent with evolving business strategies;

•	our ability to satisfy the financial covenants and other conditions contained in our credit facilities;

•	our ability to obtain required financing on terms that are acceptable to us; and

•	the issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board or the Securities and Exchange Commission.

The foregoing list sets forth many, but not all, of the factors that could impact upon our ability to achieve results described in any forward-looking statements. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

REGISTRATION RIGHTS OF SELLING STOCKHOLDERS

We are filing this registration statement, in part, pursuant to the terms of registration rights granted to selling stockholders in connection with certain capital raising transactions, described below, used to help finance our acquisition of the Wampole Division of MedPointe Inc. We acquired the Wampole business on September 20, 2002.

On September 20, 2002 we sold subordinated convertible promissory notes in an aggregate principal amount of $6,000,000 together with subordinated promissory notes in an aggregate principal amount of $9,000,000. At any time prior to the maturity date, September 20, 2008, holders of the subordinated convertible promissory notes have the option to convert all of their outstanding principal amount and accrued but unpaid interest into common stock at a conversion price equal to $17.45 per share. Additionally, the outstanding principal amount and accrued but unpaid interest of the subordinated convertible promissory notes will automatically convert into common stock at a conversion price equal to $17.45 if, at any time after September 20, 2004, the average closing price of our common stock in any consecutive thirty-day period is greater than $22.67.

Under the terms of the related subordinated note purchase agreement, we agreed to file the registration statement of which this prospectus is a part to register the sale by those investors of the shares of common stock issuable upon conversion of the subordinated convertible promissory notes acquired by them. We also agreed to use commercially reasonable efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission on or prior to March 20, 2003, and to keep the registration statement effective until the earlier of (1) the date on which the investors may sell all their shares covered by the registration statement that are then held by the investors in accordance with paragraph (k) of Rule 144 under the Securities Act of 1933, as amended, or (2) such time as all the shares covered by the registration statement have been sold pursuant to a registration statement.

In addition, on September 20, 2002, we sold units having an aggregate purchase price of $20,000,000 to private investors. Each of these units consisted of (1) a subordinated promissory note in the principal amount of $50,000 and (2) a warrant to acquire 400 shares of our common stock. In the aggregate, as part of these units, we issued warrants to purchase 160,000 shares of our common stock with an exercise price of $13.54 per share. The warrants are fully vested and may be exercised at any time on or prior to the tenth anniversary of their date of issuance.

Under the terms of the related subordinated note and warrant purchase agreement, we agreed to file the registration statement of which this prospectus is a part to register the sale by those investors of the shares of common stock issuable upon exercise of the warrants acquired by them. We also agreed to use our best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission on or prior to March 20, 2003, and to keep the registration statement effective until the earlier of (1) the date on which the investors may sell all their shares covered by the registration statement that are then held by the investors in accordance with paragraph (k) of Rule 144 under the Securities Act of 1933, as amended, or (2) such time as all the shares covered by the registration statement have been sold pursuant to a registration statement.

In addition, the placement agent for the offering of the notes and warrants received, as a portion of the commission for the placement, a warrant to purchase 37,700 shares of our common stock, the terms of which, including the registration rights granted, are identical to the warrants issued to the private investors.

THE SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of November 30, 2002, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that the selling stockholders will beneficially own upon completion of this offering. This table assumes that the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of November 30, 2002 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Name	Common Stock Beneficially Owned as of November 30, 2002(1)	Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Jonathan Adler	1,939	800	(4)	1,139	*

AJAC Partnership	2,022	800	(4)	1,222	*

Richard and Brenda Albright	1,670	400	(4)	1,270	*

Douglas Alcaide	3,024	200	(4)	2,824	*

Patricia Alcaide	450	200	(4)	250	*

Ambrose Logging Co., Inc. (5)	800	800	(4)	0	*

Robert M. Armstrong	520	400	(4)	120	*

Robert G. Ayres	908	400	(4)	508	*

Anthony J. Bernardo (6)	39,227	800	(4)	38,427	*

Dinah Bodkin	1,100	800	(4)	300	*

W. Andrew Bodkin	20,800	800	(4)	20,000	*

Dean M. Boylan, Jr.	851	400	(4)	451	*

Jeanne-Marie Boylan	1,606	800	(4)	806	*

Brookside Institute for Psychotherapy Employees Retirement Plan, Rhoda L. Marks, Trustee	1,825	800	(4)	1,025	*

Ernest A. Carabillo Jr. (7)	34,682	800	(4)	33,882	*

Vito R.S. Cardone	3,365	1,600	(4)	1,765	*

Kathryn M. Collings (8)	10,455	5,000	(9)	5,455	*

Edwina O. and Charles T. Comiso Trust U/A DTD 1/26/96, Edwina O. and Charles T. Comiso, Trustees	14,284	1,600	(4)	12,684	*
J. David Cooper Defined Benefit Trust J. David Cooper, Trustee	1,656	800	(4)	856	*

Jennifer K. Coplon	3,349	400	(4)	2,949	*

Mitchel B. Craner, Esq. Profit Sharing Plan U/A 1/15/85, Mitchel Craner, Trustee	400	400	(4)	0	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)		Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Crowe & Dunn Profit Sharing Retirement Plan FBO Leo J. Dunn, III, Leo J. Dunn, III, Trustee	400		400	(4)	0	*

DAC Associates Trust U/A/D 11/21/83 As Amended 7/01/02 (10)	1,600		1,600	(4)	0	*

Dermatology Associates of Concord, Inc. Profit Sharing Retirement Plan Terry P. Hadley Trustee	6,708		2,400	(4)	4,308	*

Lisa T. Dolan 2001 Revocable Trust U/A DTD 1/30/01, Lisa T. Dolan, Trustee	4,800		800	(4)	4,000	*

Gladys I. Dratch	898		800	(4)	98	*

Edward F. Eagan	14,226		400	(4)	13,826	*

Edward F. Eagan, Trustee Edward F. Eagan Money Purchase Pension Plan	7,265		3,200	(4)	4,065	*

Kathleen Eagan	14,227		400	(4)	13,827	*

Carolyn Ellis	2,792		800	(4)	1,992	*

Michael A. Ervolini and Carol A. Facella	2,224		800	(4)	1,424	*

Everest Properties II, LLC Money Purchase Plan FBO W. Robert Kohorst	800		800	(4)	0	*

Arthur Fertman, PSRP/RO (11)	7,176		1,200	(4)	5,976	*

Linda Fialkoff	200		200	(4)	0	*

Guy E. and Andrea G. Fincke	533		400	(4)	133	*

First Trust Corporation, Trustee FBO John Glode, Jr. IRA	800		800	(4)	0	*

First Trust Corporation Trustee FBO Craig Zuckerman, IRA	8,222		800	(4)	7,422	*

First Trust Corporation Trustee FBO Donald Sherman IRA	13,405		2,400	(4)	11,005	*

First Trust Corporation Trustee FBO John F. Kain—IRA	641		400	(4)	241	*

First Trust Corporation Trustee FBO Suzanne Levine Friend IRA	400		400	(4)	0	*

First Trust Corporation, FBO Edward McCall, Jr.—IRA	400		400	(4)	0	*

First Trust Corporation, Trustee FBO Roy E. Kent—IRA	20,813	(12)	2,400	(4)	18,413	*

Alan S. Fitz	9,202		1,600	(4)	7,602	*

Ralph Freidin	8,120		2,800	(4)	5,320	*

Peter L. Geller	1,783		800	(4)	983	*

Glode Grandchildren Trust, Willian Glode, Trustee	7,530		800	(4)	6,730	*

John B. Glode	42,541		1,600	(4)	40,941	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)		Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Joseph H. Goldman and John Widly	614	(13)	400	(4)	214	*

James and Florence Harris	200		200	(4)	0	*

Stephen S. Hilzenrath, Profit Sharing Retirement Plan, Stephen S. Hilzenrath, Trustee	3,581		800	(4)	2,781	*

John A. Hirst	7,730		1,600	(4)	6,130	*

Margaret Hixon	26,577		2,400	(4)	24,177	*

George Howell	43,953		2,800	(4)	41,153	*

Huizenga Associates, P.C. Profit Sharing Plan, Charles Huizenga & Judith N. Huizenga Trustees	400		400	(4)	0	*

JCS Systems, Inc. Profit Sharing Plan, Donna L. Johnson and Richard A. Johnson, TTEE	400		400	(4)	0	*

Nicolas J. Kaufman, Productions, Money Purchase Pension Nicolas J. Kaufman, Trustee	744		400	(4)	344	*

Roy E. Kent Revocable Trust, DTD 07/08/98, Roy E. Kent Trustee	20,813	(12)	1,200	(4)	19,613	*

Rolf and Claire Ketelaar	224		200	(4)	24	*

Thomas C. King	6,387		1,200	(4)	5,187	*

Anna and Erwin Klingsberg	4,700		400	(4)	4,300	*

Steven Krugman, Money Purchase Pension Plan, Steven Krugman, Trustee	3,740		800	(4)	2,940	*

Deborah Larrison and Dennis Larrison	4,065		800	(4)	3,265	*

Ming C. Lash	20,394		1,200	(4)	19,194	*

Patrick and Linda M. Latcham	5,094		400	(4)	4,694	*

Peter A. Lemay	4,000		4,000	(4)	0	*

John F. Levy (14)	122,027		4,000	(4)	118,027	*

Lexington Medical Associates, Inc. MPPP/ PSRP Transfer accts., Richard Zangara, Trustee	4,227		2,000	(4)	2,227	*

David M. Link (15)	1,629		800	(4)	829	*

Merrill G. Liteplo	400		400	(4)	0	*

Robert Lotz	3,190		400	(4)	2,790	*

Lowell Anesthesiology, PSRP (16)	3,749		1,600	(4)	2,149	*

Kankere T. Mahesh	400		400	(4)	0	*

Bruce M. Male	15,374		800	(4)	14,574	*

Matthews Living Trust UTA dated 03/11/99, Richard N. Matthews and Valerie Matthews, Trustees	2,252		1,600	(4)	652	*

James F. and Diana H. Matthews	400		400	(4)	0	*

Sue Beth Mazer	7,705		800	(4)	6,905	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)		Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Marie Michelle McCarthy	1,474		800	(4)	674	*

Bruce McPherson	548		400	(4)	148	*

George Monter	1,684		400	(4)	1,284	*

Edwin A. Murray, Jr. 1995 Trust U/A/D 6/27/95, Edwin A. Murray, Jr. and Caroline D. Murray, TTEE	1,094		800	(4)	294	*

Joseph W. Odlum, Jr.	7,880		800	(4)	7,080	*

Lawrie W. Okurowski (17)	49,340		1,600	(4)	47,740	*

Leon Okurowski (17)	84,912	(18)	10,050	(9)	74,862	*

Charles C. Orr	200		200	(4)	0	*

Samuel D. Osherson Self-Employed Retirement Plan, Samuel Osherson, Trustee	619		400	(4)	219	*

Bruce Osterling	2,978		800	(4)	2,178	*

Raymond L. Page, PSRP	1,182		800	(4)	382	*

Mark and Sandra Parent	7,606		1,600	(4)	6,006	*

Edward F. Parsons, MD PSRP A/C Edward F. Parsons (RO) Edward F. Parsons, Trustee	837		400	(4)	437	*

Jay Pearlstein	39,811		200	(4)	39,611	*

Colin M. Peddie	1,893		800	(4)	1,093	*

Steven M. Peltzman	1,849		800	(4)	1,049	*

Carol J. Perlmutter, PSRP R/O (19)	400		400	(4)	0	*

Perry Partners International, Inc. (20).	826,547	(21)	148,050	(21)	678,497	4.6%

Perry Partners, L.P. (20).	316,780	(22)	64,749	(22)	252,031	1.7%

Mary H. Picott	610		400	(4)	210	*
William Pieranunzi, III, Money Purchase Pension Plan, William Pieranunzi, III, Trustee	2,528		800	(4)	1,728	*
Derek C. Polonsky, MD and Cathie S. Ragovin, MD PCPSRP, Derek C. Polonsky and Cathie S. Ragovin, Trustees	400		400	(4)	0	*

Barry S. Potter	400		400	(4)	0	*

Michael Pugliese	400		400	(4)	0	*

Retirement Accounts, Inc., Trustee FBO Allen A. Mitchell IRA	1,556		400	(4)	1,156	*

Retirement Accounts, Inc., Trustee FBO Arnold R. Soslow IRA	400		400	(4)	0	*

Retirement Accounts, Inc., Trustee FBO David S. Thorpe IRA	1,582		400	(4)	1,182	*

Retirement Accounts, Inc., Trustee FBO Doris O. Wong IRA	2,077		800	(4)	1,277	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)	Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Retirement Accounts, Inc., Trustee FBO Edward Tober IRA	2,180	400	(4)	1,780	*

Retirement Accounts, Inc., Trustee FBO Kenneth DeMay IRA	400	400	(4)	0	*

Retirement Accounts, Inc., Trustee FBO Mary K. Scott IRA	1,589	800	(4)	789	*

Retirement Accounts, Inc., Trustee FBO Michael Wiedman IRA	1,639	400	(4)	1,239	*

Retirement Accounts, Inc., Trustee FBO Peter O. Kliem IRA	1,720	1,600	(4)	120	*

Retirement Accounts, Inc., Trustee FBO Peter T. Koch IRA	810	400	(4)	410	*

Retirement Accounts, Inc., Trustee FBO Seymour Saltzman IRA	1,089	400	(4)	689	*

Retirement Accounts, Inc., Trustee FBO Thomas B. Puschak IRA	691	400	(4)	291	*

Retirement Accounts, Inc., Trustee FBO William K. Durr IRA	16,295	1,600	(4)	14,695	*

Retirement Accounts, Inc., Trustee FBO Charles P. Giersch IRA	3,253	400	(4)	2,853	*

Retirement Accounts, Inc., Trustee FBO Gerald McCue	498	400	(4)	98	*

Retirement Accounts, Inc., Trustee FBO Harry Kaloustian	757	400	(4)	357	*

Retirement Accounts, Inc., Trustee FBO Vincent DeAngelis	400	400	(4)	0	*

Retirement Accounts, Inc., Trustee FBO Allan M. Greenspan IRA	4,313	1,600	(4)	2,713	*

Dwight B. Richardson Testamentary Trust, Gary B. Richardson TTEE	500	400	(4)	100	*

John T. Ridley	400	400	(4)	0	*

Richard and Jennifer Russell	7,280	800	(4)	6,480	*

Salomon Smith Barney IRA Rollover Custodian FBO Bernard Mandler IRA	400	400	(4)	0	*

LeRoy Schecter	483,336	4,000	(4)	479,336	3.2%

Norman Schecter	3,200	3,200	(4)	0	*

Alan D. Schreiber	15,478	3,200	(4)	12,278	*

Machelle M. Seibel (23)	70,220	800	(4)	69,420	*

Sharon Seibel	1,164	800	(4)	364	*

Beth Semel	2,400	2,400	(4)	0	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)		Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Robert and Anastassiya Sherman	200		200	(4)	0	*

Sara A. Sherman 2002 Trust, Leon Okurowski, Trustee (17)	800	(24)	400	(4)	400	*

Sara Sherman	800	(24)	400	(4)	400	*

Walker Shields, MPPP	1,383		400	(4)	983	*

Michael Singer	400		400	(4)	0	*

Jagat S. Sisodia	800		800	(4)	0	*

Joel Smith and Janet Smith	3,101		2,000	(4)	1,101	*

Robert G. Stewart, Profit Sharing Trust, Robert G. Stewart, Trustee	200		200	(4)	0	*

Ira B. Tager	400		200	(4)	200	*

Tallman Eye Associates PC, PSRP, Carter Tallman, Trustee	3,130		2,000	(4)	1,130	*

Mark Tannenbaum	548		400	(4)	148	*

Dorairaju Thavaseelan	21,133	(25)	8,000	(4)	13,133	*

The Cardiovascular Specialists, LLC MPPP FBO David Urbach, Thomas Sbarra Trustee	547		400	(4)	147	*

The Cardiovascular Specialists, LLC MPPP FBO Bruce Levy, Bruce Levy Trustee	1,400		400	(4)	1,000	*

The Cardiovascular Specialists, LLC MPPP FBO Thomas Sbarra, Thomas Sbarra Trustee	865		400	(4)	465	*

Susan Ham Todd 1998 Revocable Trust DTD 04/24/98, Susan Ham Todd, Trustee	2,772		800	(4)	1,972	*

Willard L. Umphrey Revocable 1996 Revocable Trust U/A/D 03/26/96, Willard L. Umphrey Trustee (26)	266,296		8,000	(4)	258,296	1.7%

Willard L. and Anne M. Umphrey (26)	45,500		22,650	(9)	22,850	*

US Boston Corp. PSRP U/A DTD 10/1/84, Leon Okurowski, Trustee A/C Leon Okurowski (17)	67,418		1,600	(4)	65,818	*

Paul S. Van Wallegham	1,600		400	(4)	1,200	*

Faye Van Wert	451		400	(4)	51	*

David H. Wegman	2,449		1,200	(4)	1,249	*

Thomas Winters and Lori Mandler	1,607		400	(4)	1,207	*

Maria Wood	800		800	(4)	0	*

Lorraine Woodrow	400		400	(4)	0	*

Judith A. Yanof, Money Purchase Pension Plan, Judith A. Yanof and Leslie I. Boden, Trustees	800		800	(4)	0	*

Mary Young	811		400	(4)	411	*

Name	Common Stock Beneficially Owned as of November 30, 2002(1)		Common Stock Offered Hereby		Common Stock to be Owned After Offering(2)	Percentage of All Common Stock (3)

Adele Zuckerman	995		800	(4)	195	*

Andrea Zuckerman	2,800		400	(4)	2,400	*

Zwanziger Family Ventures, LLC (27)	1,968,702	(28)	182,419	(28)	1,786,283	11.7%

Auda Classic PLC (20)	16,442		420	(29)	16,022	*

Total	4,937,977		584,138		4,353,839	28.2%

*	Less than one percent
(1)
Includes shares issuable upon (i) conversion of Series A Convertible Preferred Stock (which are currently convertible into two shares of common stock), (ii) conversion of the outstanding principal amount (and an assumed amount of accrued but unpaid interest thereon as specifically noted) of subordinated convertible promissory notes and (iii) exercise of warrants and options that are exercisable within 60 days of November 30, 2002.

(2)	Assumes that the selling stockholders will sell all shares of common stock offered by them under this prospectus.
(3)
For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of November 30, 2002 (14,906,623 shares) and assuming (i) conversion of Series A Convertible Preferred Stock (which are currently convertible into two shares of common stock) owned by such selling stockholder, (ii) conversion of the outstanding principal amount (and an assumed amount of accrued but unpaid interest thereon as specifically noted) of subordinated convertible promissory notes owned by such selling stockholder and (iii) exercise of warrants and options that are exercisable within 60 days of November 30, 2002 owned by such selling stockholder, and (iv) none of the shares of Series A Convertible Preferred Stock, warrants or options held by other persons have been converted or exercised, as applicable.

(4)	Represents shares of common stock issuable upon exercise of warrants issued in connection with our $20.0 million private placement of subordinated notes and warrants.
(5)	Robert B. Ambrose, Treasurer, has voting and investment power over the securities owned by Ambrose Logging Co. Inc.
(6)
Anthony J. Bernardo is the Vice President and Chief Operating Officer of our company. Mr. Bernardo also served as the Vice President of New Business Development for our predecessor, Inverness Medical Technology, Inc.

(7)
Selling stockholder is a director of our company and was a director of our predecessor, Inverness Medical Technology, Inc. Mr. Carabillo is also the President of Expertech Associates, Inc., a consulting firm that maintained a business relationship with our predecessor, Inverness Medical Technologies, Inc.

(8)	Selling stockholder is a principal at U.S. Boston Capital Corporation, the placement agent for our $20.0 million private placement of subordinated notes and warrants.
(9)
Represents shares of common stock issuable upon exercise of warrants issued to the placement agent for our $20.0 million private placement of subordinated promissory notes and warrants granted as a portion of the commission for the placement.

(10)	Terry P. Hadley, Trustee, has voting and investment power over the securities owned by DAC Associates Trust U/A/D 11/21/83 As Amended 7/01/02.
(11)	Arthur Fertman, Trustee has voting and investment power over the securities owned by Arthur Fertman, PSRP/RO.
(12)
Includes (i) 2,400 shares of common stock issuable upon exercise of warrants held by First Trust Corporation FBO Roy E. Kent, IRA and (ii) 1,200 shares of common stock issuable upon exercise of warrants held by the Roy E. Kent Revocable Trust, DTD 07/08/98, Roy E. Kent, Trustee.

(13)
Represents (i) 50 shares of common stock of our company held by Joseph H. Goldman, (ii) 164 shares of common stock issuable upon exercise of warrants held by Mr. Goldman, and (iii) 400 shares of common stock issuable upon exercise of warrants held jointly by Mr. Goldman and John Widly.

(14)	Selling stockholder is a director of our company and was a director of our predecessor, Inverness Medical Technology, Inc.
(15)	Selling stockholder is an employee of Expertech Associates, Inc., a consulting firm that maintained a business relationship with our predecessor, Inverness Medical Technologies, Inc.
(16)	Dorairaju Thavaseelan, Trustee, has voting and investment power over the securities owned by Lowell Anesthesiology, PSRP.
(17)
Leon Okurowski is a principal at U.S. Boston Capital Corporation, the placement agent for our $20.0 million private placement of subordinated notes and warrants. Lawrie W. Okurowski is the spouse of Mr. Okurowski.

(18)	Includes 67,418 shares of common stock beneficially owned by Mr. Okurowski as Trustee of the US Boston Corp. PSRP U/A DTD 10/1/84, A/C Leon Okurowski.
(19)	Carol J. Perlmutter, Trustee, has voting and investment power over the securities owned by Carol J. Perlmutter, PSRP R/O.
(20)
Selling stockholder is a private investment fund managed by Perry Capital. Perry Capital is a beneficial owner of over 5% of our common stock and Richard Perry, the Senior Managing Partner, has sole voting and investment power over the securities owned by the selling stockholder.

(21)
Includes (i) 121,489 shares of common stock issuable upon conversion of the outstanding principal amount of $2,120,000 of the subordinated convertible promissory note issued in connection with our $15.0 million private placement of subordinated promissory notes and subordinated convertible promissory notes, (ii) 919 shares of common stock potentially issuable upon conversion of accrued but unpaid interest on the $2,120,000 subordinated convertible promissory note (assuming accrual of interest on the total outstanding principal amount for one quarter at the current rate of 3% per annum) and (iii) 25,642 shares of common stock issuable upon exercise of warrants.

(22)
Includes (i) 50,429 shares of common stock issuable upon conversion of the outstanding principal amount of $880,000 of the subordinated convertible promissory note issued in connection with our $15.0 million private placement of subordinated promissory notes and subordinated convertible promissory notes, (ii) 382 shares of common stock potentially issuable upon conversion of accrued but unpaid interest on the $880,000 subordinated convertible promissory note (assuming accrual of interest on the total outstanding principal amount for one quarter at the current rate of 3% per annum) and (iii) 13,938 shares of common stock issuable upon exercise of warrants.

(23)	Selling stockholder is an employee of our company.
(24)
Represents (i) 400 shares of common stock issuable upon exercise of warrants issued in connection with our $20.0 million private placement of subordinated promissory notes and warrants held by the Sara A. Sherman 2002 Trust, Leon Okurowski, Trustee, and (ii) 400 shares of common stock issuable upon exercise of warrants issued in connection with our $20.0 million private placement of subordinated promissory notes and warrants held by Sara Sherman.

(25)	Includes 3,749 shares of common stock of our company beneficially owned by Mr. Thavaseelan as Trustee of the Lowell Anesthesiology, PSRP.
(26)
Willard L. Umphrey is a principal at U.S. Boston Capital Corporation, the placement agent for our $20.0 million private placement of subordinated promissory notes and warrants. Mr. Umphrey was a director of our predecessor, Inverness Medical Technologies, Inc. Mr. Umphrey beneficially owns, through various entities, 400,236 shares of common stock of our company.

(27)
Zwanziger Family Ventures, LLC is a beneficial owner of over 5% of our common stock. Ron Zwanziger, our Chairman, President and Chief Executive Officer, and Janet M. Zwanziger, his spouse, are the managers of Zwanziger Family Ventures, LLC and each have shared voting and investment power over the securities owned by Zwanziger Family Ventures, LLC.

(28)
Includes (i) 171,919 shares of common stock issuable upon conversion of the outstanding principal amount of $3,000,000 of the subordinated convertible promissory note issued in connection with our $15.0 million private placement of subordinated promissory notes and subordinated convertible promissory notes, (ii) 1,300 shares of common stock potentially issuable upon conversion of accrued but unpaid interest on the $3,000,000 subordinated convertible promissory note (assuming accrual of interest on the total outstanding principal amount at the current rate of 3% for one quarter) and (iii) 9,200 shares of common stock issuable upon exercise of warrants issued in connection with our $20.0 million private placement of subordinated promissory notes and warrants.

(29)	Represents shares of common stock issuable upon exercise of warrants.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock covered by this prospectus. We will, however, receive the proceeds from the exercise of the warrants, if and when exercised by selling stockholders holding warrants. If those selling stockholders exercise in full their respective warrants covering an aggregate of 237,700 shares of common stock, we estimate that our net proceeds would be approximately $3,112,858. We expect to use substantially all of the net proceeds from the exercise of the warrants for working capital and other general corporate purposes.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest, may sell the securities from time to time on the American Stock Exchange or any other stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The “selling stockholders” as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a)	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)	a special offering, an exchange distribution or a secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e)	privately negotiated transactions;

(f)	short sales;

(g)	through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h)	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

(i)	one or more underwritten offerings on a firm commitment or best efforts basis;

(j)	sales at other than a fixed price to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities;

(k)	through agreements between a broker or dealer and one or more of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

(l)	any combination of any of these methods of sale.

The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

The selling stockholders may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals or agents of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of a selling stockholder’s securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify and hold harmless the selling stockholders and each person, if any, who controls a selling stockholder within the meaning of the Securities Act of 1933 (and, with respect to one selling stockholder, its officers, directors and underwriters) against specified liabilities, including liabilities under the federal securities laws. The selling stockholders have agreed to indemnify and hold harmless us, certain directors, officers and control persons against specified liabilities, including liabilities under the federal securities laws.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933. We agreed to register the securities under the Securities Act of 1933. We will pay all expenses relating to the offering and sale of the securities, with the exception of commissions, discounts and fees of underwriters, broker-dealers or agents, taxes of any kind and any legal, accounting and other expenses incurred by the selling stockholders.

We will not receive any proceeds from the sale by the selling stockholders of the common stock covered by this prospectus.

We can not assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

We will supply the selling stockholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act of 1933 in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth:

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•
any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. We incorporate by reference the specific documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until the selling stockholders sell all of the securities registered hereunder:

•	Annual Report on Form 10-K, as amended, for the year ended December 31, 2001;

•	Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002 and September 30, 2002;

•
Current Report on Form 8-K, event date December 20, 2001, which was filed on January 4, 2002, as amended by the Current Report on Form 8-K/A filed on March 5, 2002 and the Current Report on Form 8-K/A filed on May 7, 2002;

•	Current Report on Form 8-K, event date March 6, 2002, which was filed on March 14, 2002;

•	Current Report on Form 8-K, event date March 19, 2002, which was filed on March 29, 2002, as amended by the Current Report on Form 8-K/A filed on April 24, 2002;

•	Current Report on Form 8-K, event date April 11, 2002, which was filed on April 11, 2002;

•	Current Report on Form 8-K, event date May 28, 2002, which was filed on May 29, 2002;

•	Current Report on Form 8-K, event date June 28, 2002, which was filed on June 28, 2002;

•	Current Report on Form 8-K, event date July 29, 2002, which was filed on August 7, 2002;

•	Current Report on Form 8-K, event date August 7, 2002, which was filed on August 8, 2002;

•	Current Report on Form 8-K, event date September 9, 2002, which was filed on September 9, 2002;

•
Current Report on Form 8-K, event date September 20, 2002, which was filed on October 4, 2002, as amended by the Current Report on Form 8-K/A filed on October 8, 2002 and the Current Report on Form 8-K/A filed on November 6, 2002;

•	Current Report on Form 8-K, event date November 14, 2002, which was filed on November 19, 2002; and

•	the description of our common stock contained in its Registration Statement on Form 8-A, filed on November 21, 2001, and all amendments and reports updating such description.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary. Telephone requests may be directed to the Corporate Secretary at (781) 647-3900. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Inverness Medical Innovations, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission’s web site at http://www.sec.gov.

EXPERTS

The consolidated financial statements of our company, as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus and elsewhere in the registration statement were audited by Arthur Andersen LLP, independent public accountants.

The financial statements of the Unipath Division of Unilever Plc as of November 30, 2001 and December 31, 2000, and for the eleven months ended November 30, 2001 and each of the two years in the period ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the registration statement were audited by Arthur Andersen LLP, independent public accountants.

The consolidated financial statements of IVC Industries, Inc. as of July 31, 2001, and for each of the three years in the period ended July 31, 2001, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Amper Politziner & Mattia PC, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements of MedPointe Inc.-Wampole Division as of March 31, 2002 and 2001 and for the periods from September 29, 2001 to March 31, 2002 and April 1, 2001 to September 28, 2001 and for the year ended March 31, 2001 have been incorporated by reference into this prospectus and elsewhere in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Arthur Andersen LLP has not consented to the inclusion in this prospectus of its reports on the financial statements of our company or the Unipath Division of Unilever Plc described above, and the requirement to file its consent to such inclusion with the Securities and Exchange Commission has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its reports in this document, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements described above that were audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of our common stock offered by this prospectus. The owners and presidents of four professional corporations, which are partners in the firm of Goodwin Procter LLP beneficially own an aggregate of approximately 4,133 shares of Inverness common stock, 6,666 shares of Inverness common stock, 1,666 shares of Inverness common stock and 23,361 shares of Inverness common stock, respectively.

584,138 Shares

INVERNESS MEDICAL INNOVATIONS, INC.

Common Stock

PROSPECTUS

                , 2003

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee—Securities and Exchange Commission	$889.00
Accountants’ fees and expenses	15,000.00
Blue Sky fees and expenses	0.00
Legal fees and expenses (other than Blue Sky)	35,000.00
Printing expenses	5,000.00
Miscellaneous	10,000.00
TOTAL	$65,889.00

All expenses itemized above shall be borne by our company.

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Article V of Inverness’ by-laws provides that Inverness shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law and Article V of the by-laws of Inverness provide that Inverness shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Inverness has obtained insurance covering its directors and officers against losses and insuring Inverness against certain of its obligations to indemnify its directors and officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware regarding the unlawful payment of dividends, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of Inverness eliminates a director’s personal liability for monetary damages to Inverness and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director’s duty of loyalty to Inverness or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 16. Exhibits.

Exhibit No.	Description

4.1	—Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K, as amended, for the year ended December 31, 2001)

4.2
—Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated December 20, 2001)

4.3	—Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K, as amended, for the year ended December 31, 2001)

4.4	—Specimen certificate for shares of common stock of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4, as amended (File No. 333-67392))

*5.1	—Opinion of Goodwin Procter LLP

*23.1	—Consent of Amper Politziner & Mattia PC

*23.2	—Consent of KPMG LLP

*23.3	—Consent of Goodwin Procter LLP (included in Exhibit 5.1)

*24.1	—Power of Attorney (contained in signature page)

99.1
—Subordinated Note and Warrant Purchase Agreement dated as of September 20, 2002 between the Company and the investors named therein (the “Note and Warrant Purchase Agreement”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.2	—Form of Warrant pursuant to the Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.3
—Subordinated Note Purchase Agreement dated as of September 20, 2002 between the Company and the investors named therein (“Subordinated Note Purchase Agreement”) (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.4
—Form of Convertible Subordinated Promissory Note issued pursuant to the Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K dated September 20, 2002)

*	Filed herewith.

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

5.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Commonwealth of Massachusetts, on January 17, 2003.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/S/ RON ZWANZIGER
Ron Zwanziger Chairman, President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Ron Zwanziger and Duane L. James as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ RON ZWANZIGER Ron Zwanziger	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 17, 2003

/S/ DUANE L. JAMES Duane L. James	Vice President of Finance and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 17, 2003

/S/ ERNEST A. CARABILLO, JR. Ernest A. Carabillo, Jr.	Director	January 17, 2003

/S/ CAROL R. GOLDBERG Carol R. Goldberg	Director	January 17, 2003

/S/ ROBERT P. KHEDERIAN Robert P. Khederian	Director	January 17, 2003

/S/ JOHN F. LEVY John F. Levy	Director	January 17, 2003

/s/ DAVID SCOTT, PH.D. David Scott, Ph.D.	Director	January 17, 2003

/s/ PETER TOWNSEND Peter Townsend	Director	January 17, 2003

/s/ ALFRED M. ZEIEN Alfred M. Zeien	Director	January 17, 2003

EXHIBIT INDEX

Exhibit No.	Description

4.1	—Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K, as amended, for the year ended December 31, 2001)

4.2
—Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated December 20, 2001)

4.3	—Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K, as amended, for the year ended December 31, 2001)

4.4	—Specimen certificate for shares of common stock of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4, as amended (File No. 333-67392))

*5.1	—Opinion of Goodwin Procter LLP

*23.1	—Consent of Amper Politziner & Mattia PC

*23.2	—Consent of KPMG LLP

*23.3	—Consent of Goodwin Procter LLP (included in Exhibit 5.1)

*24.1	—Power of Attorney (contained in signature page)

99.1
—Subordinated Note and Warrant Purchase Agreement dated as of September 20, 2002 between the Company and the investors named therein (the “Note and Warrant Purchase Agreement”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.2	—Form of Warrant pursuant to the Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.3
—Subordinated Note Purchase Agreement dated as of September 20, 2002 between the Company and the investors named therein (“Subordinated Note Purchase Agreement”) (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K dated September 20, 2002)

99.4
—Form of Convertible Subordinated Promissory Note issued pursuant to the Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K dated September 20, 2002)

*	Filed herewith.